Exhibit 4.16

mmO2 plc

THE mmO2 DEFERRED EQUITY INCENTIVE PLAN

As adopted by the Board of the Company on 13 May 2004
[and approved by mmO2 plc in general meeting on 28 July 2004].

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THE RULES OF THE mmO2 DEFERRED EQUITY INCENTIVE PLAN

1.	HOW THE PLAN WILL OPERATE

1.1	Policies set by the Board

The Board will set the policies for the Company’s operation and administration of the Plan within the terms of the Rules, which shall include the determination of:

	1.1.1	Eligible Executives who will be eligible from time to time for the grant of an Award;

	1.1.2	the Performance Condition on the Vesting of Performance Uplift Awards, and whether or not the Performance Condition has been met;

	1.1.3	the additional terms and conditions (if any) to which an Award is subject, how any such additional terms and conditions will be selected and whether or not any such additional terms and conditions have been met;

	1.1.4	the Vesting Period for each Award;

	1.1.5	the maximum amount of an Eligible Executive’s Award;

	1.1.6	how Awards are granted; and

	1.1.7	the extent to which Awards will Vest when Participants cease Employment.

The Board can change any of its policies at any time but it cannot change its policies to the detriment of a Participant’s subsisting Awards.

2.	GRANT OF AWARDS

2.1	Amount of Awards

	2.1.1	The Company may grant Awards to Eligible Executives upon the terms of the Rules and such other additional terms and conditions (if any) as the Company may determine.

	2.1.2	A Deferred Award shall relate to such number of Shares as the Company shall determine at the Date of Grant. The number of Shares shall be not more than the number calculated by dividing an amount equal to 120 per cent. of the basic salary payable to the Eligible Executive for the preceding financial year (before any deductions in respect of tax or other liabilities) divided by the Market Value of a Share on the Date of Grant.

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	2.1.3	Whenever the Company makes a Deferred Award, it shall also make a Performance Uplift Award relating to up to double the number of Shares comprised in the Deferred Award.

2.2	When Awards will be granted

Awards can be granted at any time except during a Close Period.

2.3	Award Certificate

Each Award shall be evidenced by an Award certificate, signed on behalf of the Company.

2.4	Awards personal to Participants

Awards cannot be transferred, assigned, charged or otherwise disposed of. On the death of a Participant, his Awards can be transmitted to his personal representatives. A Participant can renounce his Award within 30 days following the Date of Grant and, to the extent renounced, the Award will be treated as if it had never been granted.

3.	LIMIT ON THE NUMBER OF SHARES WHICH CAN BE ISSUED

3.1	The limit for all Shares issued under the Plan

The number of Shares which can be allocated under the Plan on any day, when aggregated with the number of Shares allocated in the previous 10 years under any other Employees’ Share Scheme, cannot exceed 10 per cent. of the ordinary issued share capital of the Company from time to time.

3.2	Meaning of allocation and exclusion from these limits

The references in this Rule 3 to the “allocation” of Shares mean, in the case of any share option plan, the placing of unissued Shares under option and, in the case of any other Employees’ Share Scheme, the issue and allotment of Shares. For the purposes of the limit in this Rule 3:

	3.2.1	Shares where the right to acquire such Shares was released, cancelled or lapsed without being exercised will be ignored; and

	3.2.2	to the extent that the Vesting of Awards is to be satisfied by the transfer of Shares already in issue, those Awards will not be treated as granted over unissued Shares.

3.3	Adjustment to Shares to be taken into account

Where Shares issued under the Plan or any other Employees’ Share Scheme of the Company are to be taken into account for the purposes of any of the limits in this Rule 3 and a Variation in the equity share capital of the Company has taken place between the date of issue of any such Shares and the date on which any such limit is to be calculated, the number of such Shares which will be taken into account for the purposes of any such limit will be adjusted in such manner as the Board considers appropriate to take account of the Variation.

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4.	VESTING OF AWARDS

4.1	Deferred Awards

Subject to these rules a Deferred Award will Vest on the Vesting Date.

4.2	Performance Uplift Awards

Subject to these rules a Performance Uplift Award will Vest on the Vesting Date to the extent that the Performance Condition has been satisfied. If the Performance Condition has not been satisfied or has not been satisfied in full, the Performance Uplift Award, or part thereof, will lapse to the extent the Performance Condition has not been satisfied.

5.	RIGHTS IN RELATION TO SHARES PRIOR TO THE VESTING OF A DEFERRED AWARD OR PERFORMANCE UPLIFT AWARD

5.1	Voting rights, dividends and other rights

A Participant has no voting rights attaching to the Shares the subject of his Award, nor a right to any dividends nor other rights attaching to the Shares the subject of such Award prior to the Vesting of the Award in respect of those Shares. However, the Company may increase the number of Shares the subject of a Participant’s Award after any dividend has been paid by the Company. Any such increase will be equal to such number of Shares whose Market Value on the date any dividend has been paid by the Company is as close as possible equal to a sum equivalent to the aggregate dividend (net of any taxes) which has been paid in respect of the number of Shares which is equal to the number of Shares under a Participant’s Award.

5.2	Events which affect the share capital of the Company

If there is a Variation affecting the share capital of the Company prior to the Vesting of an Award, the Company will adjust the number of Shares the subject of that Award. Any Participant whose Award is adjusted will be notified in writing of any such adjustment.

6.	GENERAL OFFER, SCHEME OF ARRANGEMENT OR VOLUNTARY WINDING-UP OF THE COMPANY

6.1	General offer

If, before an Award has Vested, an offeror (either alone or together with any party acting in concert with him) obtains Control of the Company as a result of a general offer to acquire the whole of the issued ordinary share capital of the Company (or such part of it which is not at the time owned by the offeror and any party acting in concert with the offeror) then:

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(i) a Participant’s Deferred Award will Vest as soon as the change of Control takes effect; and

(ii) subject to rule 6.2, a Participant’s Performance Uplift Award will Vest to the extent that the Performance Condition has been satisfied on the date of the change of Control, and the number of Shares comprised in the Performance Uplift Award that Vests shall be multiplied by the fraction A/B (where A is that part of the Performance Period measured in complete months from the Date of Grant to the date on which the change of Control occurs and B is 36).

6.2	The discretion of the Board in relation to Performance Uplift Award

The Board will confirm as soon as practicable after the general offer has become or been decided unconditional the extent to which a Performance Uplift Award may Vest and the extent that the Performance Condition has been satisfied up to the change of Control taking effect. Subject to this, the Board may decide to take other factors into account, which it believes to be relevant in permitting the Performance Uplift Award to Vest below or beyond the extent to which the Performance Condition has been met.

6.3	Extension to Participants of general offer

The Company will use its best endeavours to procure that to the extent a Participant’s Award Vests in accordance with Rule 6.1 or 6.2, the offeror will make an offer to acquire from the Participant his Shares on the same terms as Shares of the same class were acquired under the general offer.

6.4	Scheme of arrangement

If, before an Award has Vested, the court directs that a meeting of the holders of Shares should be convened under Section 425 of the Companies Act 1985 to consider a scheme of arrangement, then:

(a) a Participant’s Deferred Award will Vest on the date the scheme of arrangement is sanctioned by the court; and

(b) subject to rule 6.5, a Participant’s Performance Uplift Award will Vest to the extent that the Performance Condition has been satisfied on the date the scheme of arrangement is sanctioned by the court , and the number of Shares comprised in the Performance Uplift Award that Vests shall be multiplied by the fraction A/B (where A is that part of the Performance Period measured in complete months from the Date of Grant to the date on which the court sanctions the scheme of arrangement and B is 36)

If however, the purpose and effect of the scheme of arrangement is to create a new holding company for the Company, where such holding company would, following the scheme of arrangement, have substantially the same shareholders and proportionate shareholdings as those of the Company immediately prior to the scheme of arrangement, Rule 6.7 will apply (unless the Board, acting fairly and reasonably, determines that it should not apply). If it does apply, Awards will not Vest under this Rule 6.4.

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6.5	The discretion of the Board in relation to Performance Uplift Awards

The Board will confirm as soon as practicable after the date of the court’s direction the extent to which a Performance Uplift Award may Vest and the extent that the Performance Condition has been met up to the date the scheme of arrangement is sanctioned by the court. Subject to this, the Board may decide to take other factors into account, which it believes to be relevant in permitting the Performance Uplift Award to Vest below or beyond the extent to which the Performance Condition has been met.

6.6	Voluntary winding-up

If there is a resolution for a members’ voluntary winding-up of the Company, the Board may, in its absolute discretion, determine that Awards may Vest in full conditionally on the resolution being passed.

6.7	The exchange of Awards

If, before an Award has Vested, any company (the “Acquiring Company”) obtains Control of the Company in pursuance of a compromise or arrangement sanctioned by the court under Section 425 of the Companies Act 1985 and the Acquiring Company has agreed that the outstanding Awards should continue, Participants’ Awards (“Old Awards”) will become Awards (“New Awards”) in respect of shares in the Acquiring Company. Each New Award will be equivalent to each Old Award before the change of Control. The New Awards will not be regarded as equivalent to the Old Awards unless:

(i) they are governed by the Rules in effect immediately before the release of the Old Awards; and

(ii) the total Market Value of the Shares the subject of the Old Awards is equal to the total Market Value immediately after the release of the shares the subject of the New Awards. The provisions of the Plan will, for this purpose be constructed as if the New Awards were granted under the Plan at the same time as the Old Awards.

References to Shares will, in relation to the New Award, be taken as references to shares of the company whose shares are under New Awards. References to the Company shall be taken to be references to the company whose shares are under the New Awards, where appropriate. The New Awards will not Vest/lapse if Rule 6 applies following and in respect of the change of Control which led to the grant of the New Awards. The Trustee will agree to any amendment to the applicable employee share ownership trust to give effect to this Rule 6.7. This Rule 6.7 is subject to Rule 6.4.

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7.	CEASING TO BE IN EMPLOYMENT DURING THE VESTING PERIOD

7.1	Ceasing to be in Employment: generally

Unless otherwise provided in the Rules, if a Participant ceases to be in Employment before the end of the Vesting Period, all his Awards will lapse in full on the date he so ceases.

7.2	Ceasing to be in Employment because of death, ill health or disability

If a Participant ceases or is to cease to be in Employment before the end of the Vesting Period because of death, ill health or disability, the Participant’s Award will, subject to Rule 7.6, be preserved until the end of the Vesting Period and remain subject to the Rules.

7.3	Ceasing to be in Employment because of the sale of a company or business

If a Participant ceases to be in Employment before the end of the Vesting Period because the company in the Group which employs him ceases to be a Participating Company or an Associated Company or because of the transfer or sale of the undertaking (or part of the undertaking) in which he is employed to a person who is neither a Participating Company nor an Associated Company, all his Awards will, subject to Rule 7.6, be preserved until the end of the Vesting Period and remain subject to the Rules.

7.4	Ceasing to be in Employment in other circumstances

If, before the end of the Vesting Period, a Participant gives or is given notice to leave Employment or ceases to be in Employment in any circumstances other those referred to in Rules 7.2 and 7.3, his Award will lapse on that date, unless the Board exercises its discretion and decides otherwise or unless, (being female) she is entitled to exercise and subsequently does exercise the statutory right (or any corresponding contractual right) to resume Employment after an absence due to pregnancy.

If the Board exercises its discretion so that Awards do not lapse, the Board may, in its absolute discretion, Vest the Awards or preserve the Awards until the Vesting Date.

7.5	Preservation of Awards under Rule 7

Where an Award is preserved pursuant to rules 7.2 to 7.4, when that Award vests on the Vesting Date the Board may in its absolute discretion, determine that the number of Shares comprised in such Award be reduced pro rata for the part of Vesting Period for which the Participant was not in Employment.

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7.6	Ceasing to be in Employment – early Vesting

Notwithstanding Rules 7.2 and 7.3, the Board may, in circumstances which, in the Board’s opinion, are exceptional, Vest an Award on the date a participant ceases employment for any reason. The performance condition shall be applied to the Performance Uplift Awards in such manner as the Board thinks fit.

7.7	The effect of the lapsing of Awards

To the extent that a Participant’s Award lapses, he is not entitled to any Shares which are the subject of that Award.

8.	TRANSFER OF SHARES

8.1	Deferred Awards

At the end of the Vesting Period and to the extent that a Deferred Award has not already Vested under these Rules or lapsed, the Company will procure that the relevant number of Shares comprised in the Deferred Award are transferred to a Participant within 30 days of the Vesting Date.

Where the Board has Vested a Deferred Award prior to the end of the Vesting Period, the Company will procure that the relevant number of Shares comprised in the Deferred Award is transferred to the Participant within 30 days of the Vesting Date .

8.2	Performance Uplift Awards

At the end of the Vesting Period, to the extent that a Performance Uplift Award has not already Vested under these Rules or lapsed, the Company shall procure the transfer of the relevant number of Shares comprised in a Performance Uplift Award (reduced the extent the Performance Condition has not been satisfied in full and/or reduced in accordance with these Rules if applicable), to the Participant within 30 days of the Vesting Date.

8.3	Sale of Shares to satisfy a Participant’s Tax Liability

Unless the Participant makes arrangements (satisfactory to the Company) to provide payment in respect of his Tax Liability, the Company or any relevant company in the Group will make arrangements to sell on behalf of the Participant such number of Shares the subject of the Award which has Vested as is necessary to discharge the Tax Liability.

9.	AMENDING THE PLAN

9.1	The Company has discretion to amend the Rules

Subject to the rest of this Rule 9, the Company can amend the Rules at any time.

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9.2	Additional sections

The Company can adopt additional sections of the Rules applicable in any jurisdiction under which Awards may be subject to as additional and/or modified terms and conditions, having regard to any securities, exchange control or taxation laws, which may apply to the Participant, the Company, any Participating Company or Associated Company. Any additional sections must conform to the basic principles of the Plan and must not enlarge to the benefit of Participants the limits in the Rules.

9.3	No abrogation of existing rights

No amendment will be made under Rule 9.1 which would abrogate or materially affect adversely the existing rights of a Participant unless it is made with his written consent or by a resolution passed as if the Awards constituted a separate class of share capital and the provisions of the Articles of Association of the Company and of the Companies Act 1985 relating to class meetings (with the necessary amendments) applied to that class.

9.4	Shareholder approval

No amendment to the advantage of Participants or Eligible Executives (except for an amendment which could be included in an additional section adopted under Rule 9.2) can be made to the provisions in the Rules (if any) relating to:

	9.4.1	who can be a Participant or Eligible Executive; or

	9.4.2	the number of Shares which can be allocated under the Plan; or

	9.4.3	the basis for determining a Participant’s entitlement to and the terms of the Shares and any adjustment in the event of a Variation without the approval by ordinary resolution of the Company in general meeting, except minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants or Eligible Executives or for a member of the Group.

10.	GENERAL

10.1	Notices

Any notice or other communication in connection with the Plan (including, if permitted, Award certificates) can be given by electronic mail or by personal delivery or by post, (in the case of a company, to its registered office and in the case of an individual to his last known address) or by any other means which a Participating Company and its employees use to communicate with

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each other. Where a notice or other communication is given by first-class post, it shall be deemed to have been received 72 hours after it was put into the post properly addressed and stamped.

10.2	Documents sent to shareholders

Participants may, but are not entitled to, receive copies of any notice or document sent by the Company to the holders of Shares.

10.3	Replacement Award certificates

If any Award certificate is worn out, defaced or lost, it can be replaced on such evidence being provided as may be required.

10.4	Shares to cover Awards

Enough Shares will be available on maturity to satisfy all Awards Vesting.

10.5	Administration of the Plan

The Plan will be administered in a manner approved by the Company. No individual will have any authority in relation to the Plan unless that authority has been approved in accordance with the policy set by the Board. The Company’s or the Board’s decision on any matter concerning the Plan, including whether or not the Performance Condition in relation to an Award has been met, or the interpretation of the Rules, will be final and binding.

10.6	Costs of introducing and administering the Plan

The costs of introducing and administering the Plan will be borne by the Company. However, the Company can require any Participating Company to enter into such arrangement to reimburse the Company for any costs borne by the Company directly or indirectly in respect of such Participating Company’s officers or employees.

10.7	Termination of the Plan

The Plan will terminate at the end of the Plan Period or at any earlier time the Company shall decide. Termination of the Plan will not affect the subsisting Awards of Participants.

10.8	Rights of Participants and Eligible Employees

Participation in the Plan is not pensionable. Nothing in the Plan nor in any instrument executed pursuant to it will confer upon any person any right to continue in the employment of the Group, or will affect the right of the Company or any company in the Group to terminate the employment of any person without liability at any time with or without cause, or will impose upon the Group or the Trustee or the Board or their respective agents and

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employees any liability whatsoever (whether in contract, tort, or otherwise howsoever) in connection with:

	10.8.1	the lapse of any Awards pursuant to the Rules;

	10.8.2	the failure or refusal to exercise any discretion under the Rules; and/or

	10.8.3	a Participant ceasing to be a person who has the status or relationship of an employee or executive director with the Company or any other company in the Group for any reason as a result of the termination of the employment relationship with the Company or any other company in the Group.

10.9	Waiver of any rights

Any person who ceases to have the status or relationship of an employee or executive director with the Company or any other company in the Group for any reason as a result of dismissal (lawful or otherwise) shall not be entitled and shall be deemed irrevocably to have waived any entitlement by way of damages for dismissal or by way of compensation for loss of office or otherwise to any sum, damages, Shares or other benefits to compensate that person for the loss of any rights, benefits or expectations under any Award, the Plan or any instrument executed pursuant to it.

10.10	The Benefit of Rule 10.8 and Rule 10.9

The benefit of Rule 10.8 and Rule 10.9 is given for the Company and/or the Trustee (where the Award was not granted by the Company), as appropriate for itself and as trustee and agent of the Company (if the benefit is given for the Trustee), and of all the Company’s Subsidiaries or any of its Associated Companies or Associated Undertakings. To the extent that the Company, any Subsidiary, Associated Company or Associated Undertaking of the Company is not party to the grant of an Award, the Company and/or the Trustee, as appropriate, will hold the benefit of Rule 10.8 and Rule 10.9 on trust and as agent for each of them and the Company and/or the Trustee may, at their respective discretion, assign the benefit of this Rule 10.10 to any of them.

10.11	Awards are subject to the Rules

Awards are granted incorporating and subject to the Rules.

10.12	Articles of association

Any Shares acquired on the Vesting of Awards are subject to the Articles of Association of the Company as amended from time to time.

10.13	Governing law

The Rules are governed by and interpreted in accordance with the law of England. Each Participant, the Company and any other Participating

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Company or Associated Company submits to the jurisdiction of the English courts in relation to anything arising under the Plan. The Company may, in its absolute discretion, determine that another law may apply to the application of the Plan outside the United Kingdom.

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THE mmO2 DEFERRED EQUITY INCENTIVE PLAN

DEFINITIONS APPENDIX

The words and expressions used in the Rules which have capital letters have the meanings set out below. In the Rules:

(i)	the headings are for the sake of convenience only and should be ignored when construing the Rules;

(ii)	reference to any statutory provisions are to those provisions as amended, extended or re-enacted from time to time, and include any subordinate legislation made under them; and

(iii)	unless the context requires otherwise, words in the singular include the plural and vice versa and words imputing either gender include both genders.

1.	DEFINITIONS

Associated Company	in relation to the Company:

(i) any company which has Control of the Company; or

(ii) any company (other than a Participating Company) which is under the Control of any company referred to in (i) above;

Associated Undertaking	a company or partnership in which the Company has an interest through a shareholding or otherwise;

Award	a Deferred Award and the Performance Uplift Award linked to that Deferred Award;

Board	the board of directors for the time being of the Company or a duly authorised committee of it;

Close Period	a period when the members of the Board of the Company are prohibited from dealing in Shares under the Criminal Justice Act 1993, or the Financial Services Authority model code on transactions in securities, or under any other statute, regulation or similar code to which the Company is subject;

the Company	mmO2 plc (registered no. 4190833) which, for the purposes of the Rules, may act through the

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Board or through any two employees of the Group authorised to act in accordance with the policies established under Rule 1;

Control	has the meaning given by Section 840 of the Taxes Act;

Date of Grant	in relation to an Award, the date on which that Award is granted;

Dealing Day	a day on which the London Stock Exchange is open for the transaction of business;

Deferred Award	a conditional right to acquire Shares which has been granted under the Plan or is proposed to be granted under the Plan;

Definitions Appendix	this appendix which forms part of the Rules;

Eligible Executive	any person (including one who is a director of the Company) who, at the Date of Grant, is an employee of the Company or a Subsidiary;

Employees’ Share Scheme	an employees’ share scheme (as defined by Section 743 of the Companies Act 1985) established by the Company (excluding the Legacy Plan);

Employment	employment as an employee of a Participating Company or an Associated Company;

Group	Participating Companies and Associated Companies;

Legacy Plan	The mmO2 Legacy Option Plan under which options have been granted to employees of the Group in consideration for the release of equivalent options over shares in British Telecommunications PLC which were granted under that company’s share option schemes;

London Stock Exchange	the London Stock Exchange Limited (or any successor body carrying on the business of the London Stock Exchange) or, where the context so requires, the New York Stock Exchange or any other exchange on which the Shares are listed or traded;

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Market Value	in relation to a Share on any day, an amount equal to its middle market quotation (as derived from the Daily Official List of the London Stock Exchange) on, at the discretion of the Company, that day or the Dealing Day immediately preceding that day or the average middle market quotation of the three Dealing Days immediately preceding that day;

Participant	an Eligible Executive to whom an Award has been granted, or (where the context requires) his personal representatives;

Participating Company	the Company and any Subsidiary designated by the Board as a Participating Company;

Performance Uplift Award	a conditional right to acquire Shares under the Plan which has been granted or is proposed to be granted under the Plan;

Performance Condition	the condition set out in the Schedule to the Plan or such other objective conditions as may be imposed by the Board on the Grant Date for a Performance Uplift Award;

Plan	the mmO2 Deferred Equity Incentive Plan constituted by the Rules;

Plan Period	the period starting on the date on which the Plan is approved by the Company in general meeting and ending on the tenth anniversary of that date;

Rules	the rules of the Plan, including the Definitions Appendix, as amended from time to time;

Share	a fully paid ordinary share in the capital of the Company;

Subsidiary	a company which in relation to the Company is a company as defined by Section 736 of the Companies Act 1985;

Taxes Act	the Income and Corporation Taxes Act 1988;

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Tax Liability	in relation to a Participant, the amount of all taxes and/or national insurance contributions or any other contribution which any company in the Group is required to, or may account for and on behalf of or, if permitted, in respect of that Participant’s Award;

Trustee	the trustee from time to time of an employee share ownership trust established by the Company as an Employees’ Share Scheme;

Variation	means:

(i) in relation to the equity share capital of the Company:

(a) a capitalisation issue, an offer or invitation made by way of rights, a subdivision, a consolidation or reduction; or

(b) any other variation;

(ii) a demerger by the Company of a business or Subsidiary;

which would, in the opinion of the Company, justify an adjustment to any Award;

Vest, Vested or Vesting	in relation to an Award, the point at which a Participant becomes absolutely entitled to all or some of the Shares the subject of that Award;

Vesting Date	the third anniversary of the Date of Grant;

Vesting Period	the period of 3 years between the Date of Grant and the Vesting Date;

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SCHEDULE 1

PERFORMANCE CONDITION

applying to Performance Uplift Awards granted on [ ] July 2004

1.	DEFINITIONS

1.1	Under this Performance Condition, the following words and expressions shall have the following meanings:

	Average Market Value	means, in relation to a Share or an ordinary share in a member of the Comparator Group on any date, the average of the Market Values of such a share for the 30 Dealing Days on the London Stock Exchange immediately preceding that date;

	Base Date	means, in relation to the Company, the first day of the Performance Period;

	Comparator Group	means those companies comprising the E300 Telecoms Services Index at the Date of Grant (the initial members of which are listed in the Appendix to this Performance Condition) and “member of the Comparator Group” shall be construed accordingly;

	Final Date	means, in relation to the Company, the last day of the Performance Period;

	Performance Period	means the period of three years commencing no earlier than one month before the Date of Grant of an Award;

	Total Shareholder Return or TSR	means, in relation to a Share or an ordinary share in a member of the Comparator Group over the Performance Period, the percentage increase above (or decrease below) the Average Market Value of such a share on the Base Date of the aggregate of:

(a) the increase (or decrease) in the Average Market Value of such a share between the Base Date and the Final Date; and

(b) the aggregate value of dividends paid between the Base Date and the Final Date (excluding any tax credit) (each such dividend being deemed to be reinvested in the shares of each relevant company from the date of payment of the dividend to the Final Date), in each case together with such other adjustments as the Board may deem appropriate and as determined pursuant to a formula commissioned by the Board; and

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TSR Ranking	means, in respect of the Final Date, the ranking of the Total Shareholder Return of the companies in the Comparator Group and the Company over the Performance Period where the company with the highest Total Shareholder Return has the highest percentile.

1.2	All the words and expressions defined in the rules of the Plan shall bear the same meaning when used in this Performance Condition.

1.3	References to paragraph numbers refer to paragraphs of this Performance Condition.

2.	VESTING OF PERFORMANCE UPLIFT AWARD

2.1	A Performance Uplift Award will, subject to the Rules, Vest to the extent that this Performance Condition provides.

2.2	The percentage of Shares under a Performance Uplift Award which Vests shall be determined by reference to the table below:

TSR Ranking of the Company	Percentage of Performance Uplift Award Vesting
80th percentile	100%
Between 50th and 80th percentile	Pro rata between 30% and 100%
50th percentile	30%
Below 50th percentile	0%

2.3	The Comparator Group shall include the Company.

2.4	If the Performance Condition is not satisfied in full at the end of the Performance Period, any portion of the Performance Uplift Award that has not Vested as a consequence of this Performance Condition not being met in full shall lapse.

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2.5	Any fraction of a Share arrived at by applying the Performance Condition shall be ignored.

3.	CALCULATION OF TOTAL SHAREHOLDER RETURN

3.1	As soon as practicable following the end of the Performance Period the Board shall calculate the TSR Ranking for the Performance Vesting Period and specify the Company's position in such TSR ranking. The Company shall, having completed such calculations, inform the Participant of the extent to which (if at all) the Performance Condition has been satisfied. Such determination shall be final and binding in the absence of manifest error.

3.2	The Board reserves the power to amend the Performance Condition as it considers appropriate provided that any amendment shall not, in the opinion of the Board, make the amended Performance Condition less demanding than the original Performance Condition was intended to be.

3.3	If any member of the Comparator Group ceases to exist, its shares cease to be traded on a recognised stock exchange, or otherwise is so changed as to make it, in the opinion of the Board, unsuitable as a member of the Comparator Group, the Board may, in its absolute discretion: (a) retain such company in the Comparator Group; (b) exclude that company; (c) in the event of a takeover, replace that company with the acquiring company; (d) include a substitute for that; or (e) track the future performance of that company by reference to an index.

3.4	The calculations of the Board shall not be open to question and in the absence of fraud the Board shall be under no liability to any person by reason thereof or of anything done or omitted by them for the purposes thereof or in connection therewith.

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APPENDIX

Initial Comparator Group

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Schedule 2

Awards of Shares subject to forfeiture

1.	The Board may, if it thinks fit, grant Awards on terms that:

(a)	the Participant becomes beneficial owner of the Shares subject to the Award with effect from the Date of Grant; but

(b)	those Shares are transferred to the Participant subject to an obligation on the Participant to transfer all or some of the Shares subject to the Award to the Trustee (or another person nominated by the Company) in circumstances where an Award granted under the rules would have lapsed.

2.     For the purposes of this Schedule an Award granted hereunder shall be a Forfeitable Share Award, and an Award granted under the main part of the rules shall be a Standard Award.

3.     In the event that the Board grants a Forfeitable Share Award on the terms of this Schedule:

(a)	the terms of the Forfeitable Share Award shall be set out in a Forfeitable Share Award Letter which is specifically tailored to the structure of that Award, including such provisions as are necessary to ensure that (subject to (d) below) that the Forfeitable Share Award is made on no more favourable terms than a Standard Award;

(b)	such a grant may relate to a Deferred Award or a Performance Uplift Award, or both of them;

(c)	the Forfeitable Share Award Letter shall describe the Participant’s tax treatment in relation to the Forfeitable Share Award, including a statement that any tax liability relating to the Forfeitable Share Award (including PAYE liabilities in respect of the receipt of the Award) shall be entirely the responsibility of the Participant, and that the Company shall in no circumstances whatsoever reimburse any such tax liability in the event that the Forfeitable Share Award is forfeited;

(d)	the Forfeitable Share Award Letter shall confirm that, as beneficial owner of the Shares under the Forfeitable Share Award the Participant is entitled to dividend, voting and other rights commonly enjoyed by a shareholder; and

(e)	the Board may impose under the Forfeitable Share Award Letter such additional conditions as it thinks fit in relation to payment of tax liabilities, the obligation to transfer Shares under 1(b) above and otherwise.